Exhibit 12.3

Delmarva Power & Light Company

	Nine Months Ended September 30, 2009	For the Year Ended December 31,
		2008	2007	2006	2005	2004
	(millions of dollars)
Net income	$40	$68	$45	$43	$75	$63

Income tax expense (a)	7	45	37	32	58	48

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	34	41	44	41	35	33
Other interest	2	2	2	3	3	2

Total fixed charges	36	43	46	44	38	35

Income before income tax expense, and fixed charges	$83	$156	$128	$119	$171	$146

Ratio of earnings to fixed charges	2.31	3.63	2.78	2.70	4.48	4.16

Total fixed charges, shown above	36	43	46	44	38	35

Preferred dividend requirements, adjusted to a pre-tax amount	—	—	—	1	2	2

Total fixed charges and preferred dividends	$36	$43	$46	$45	$40	$37

Ratio of earnings to fixed charges and preferred dividends	2.31	3.63	2.78	2.62	4.28	3.96

(a)	Concurrent with the adoption of FASB guidance on taxes (ASC 740) in 2007, amount includes interest on uncertain tax positions.